UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


--------------------------------------------------------------------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                    July 2007

                                Barclays PLC and
                               Barclays Bank PLC
                             (Names of Registrants)

                               1 Churchill Place
                                London E14 5HP
                                    England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                           Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                  Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


--------------------------------------------------------------------------------


This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.


--------------------------------------------------------------------------------


                                 EXHIBIT INDEX


New Investors & Revised Offer - 23 July 2007


--------------------------------------------------------------------------------


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     BARCLAYS PLC
                                                     (Registrant)

Date: July 23, 2007                                By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)


Date: July 23, 2007                                By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

This document shall not constitute an offer to sell or buy or the solicitation of an offer to buy or sell any securities, nor shall there be any sale or purchase of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The availability of the Offer to persons not resident in the United States, the Netherlands and the United Kingdom may be affected by the laws of the relevant jurisdictions. Such persons should inform themselves about and observe any applicable requirements.

                                                                    23 July 2007

                             For immediate release

             BARCLAYS ANNOUNCES INVESTMENTS OF UP TO EUR13.4 BILLION
                BY CHINA DEVELOPMENT BANK AND TEMASEK HOLDINGS,
                        AND A REVISED OFFER FOR ABN AMRO

   -China Development Bank to strengthen strategic partnership with Barclays and to become a major shareholder

   -Temasek to become a major shareholder of Barclays

   -EUR3.6 billion investment by China Development Bank and Temasek in Barclays unconditional on outcome of proposed merger with ABN AMRO

   -Up to a further EUR9.8 billion investment by China Development Bank and Temasek in Barclays conditional upon completion of the proposed merger

   -EUR2.5 billion (GBP1.7 billion) of this conditional investment available for clawback, outside of the United States, targeted to existing Barclays shareholders

   -Revised offer for ABN AMRO of EUR67.5billion, EUR42.7 billion in shares and EUR24.8 billion in cash

   -Barclays first half earnings per share up 14 per cent.

   -Share buyback by Barclays of up to EUR3.6 billion (GBP2.4 billion)

The Board of Directors of Barclays PLC ("Barclays") today announces an investment by China Development Bank and Temasek Holdings of up to EUR13.4 billion (GBP9.0 billion) in Barclays through the subscription of new shares. Barclays also announces revised terms of its offer ("Revised Offer") for ABN AMRO Holding N.V. ("ABN AMRO"). Barclays has submitted the Revised Offer to the Managing and Supervisory Boards of ABN AMRO for their consideration.

Investments by China Development Bank and Temasek

China Development Bank and Barclays today announce that they will broaden their relationship from strategic co-operation to a strategic partnership as a result of which China Development Bank will become a major shareholder and will subscribe an initial EUR2.2 billion (GBP1.5 billion) of Barclays new ordinary shares (or 3.1 per cent. of Barclays current issued share capital). Subject to regulatory approval and completion of the Revised Offer for ABN AMRO, China Development Bank will subscribe up to a further EUR7.6 billion (GBP5.1 billion) of Barclays ordinary shares, of which EUR1.8 billion (GBP1.2 billion) will be made available for clawback, outside of the United States, targeted to existing Barclays shareholders.

Temasek Holdings (Private) Limited ("Temasek") will become a major shareholder in Barclays through the subscription of EUR1.4 billion (GBP1.0 billion) of Barclays new ordinary shares (or 2.1 per cent. of Barclays current issued share capital). Temasek has further agreed to subscribe up to EUR2.2 billion (GBP1.5 billion) of Barclays ordinary shares conditional upon the completion of the Revised Offer for ABN AMRO, of which EUR0.7 billion (GBP0.5 billion) will be made available for clawback, outside of the United States, targeted to existing Barclays shareholders.

The Board and management of Barclays are pleased to build on the long-standing relationship with China Development Bank making it now a strategic partner and a strategic shareholder. Barclays also welcomes Temasek as a major shareholder. The management of Barclays believes there are substantial benefits for each of Barclays, China Development Bank and Temasek as a result of these arrangements. The unconditional investments by China Development Bank and Temasek are an important endorsement of the Barclays strategy and management team. The further investment, conditional upon the completion of the Revised Offer, underscores the confidence of China Development Bank and Temasek in the value potential of the combination with ABN AMRO.

Barclays Capital, acting as investment banking advisor to Barclays Group, introduced the strategic shareholders and advised on the structuring of the investments and the Revised Offer.

Revised Offer Terms

Barclays announces the terms of a Revised Offer to ABN AMRO ordinary shareholders. The Revised Offer per ABN AMRO ordinary share consists of:

   - EUR13.15 in cash and
   - 2.13 ordinary shares in Barclays ("New Barclays Shares")

The Revised Offer is worth EUR35.73 per ABN AMRO ordinary share based on the closing share price of Barclays on 20 July 2007. On this basis, the total consideration is currently valued at EUR67.5 billion (GBP45.4 billion), with approximately 37 per cent. in cash. ABN AMRO shareholders will retain a significant share of a strong and competitive combination for clients with superior products and extensive distribution. The merged group is expected to generate significant and sustained future incremental earnings growth for all shareholders.

The combination of ABN AMRO and Barclays will benefit from a diversified customer base and geographic mix. The proposed merger will create:

   - A leading force in global retail and commercial banking, with world class products:
       - 47 million customers, approximately 90 per cent. of whom are in seven key markets
       - One of the world's leading transaction banking platforms offering world class payment and trade finance solutions
       - A top five card issuer outside the US with approximately 27 million cards.
   - A leading global investment bank in risk management and financing with an enhanced product offering across a broader geographical exposure
   - The world's largest institutional asset manager, with enhanced retail distribution capabilities and complementary products ensuring delivery of world class products and services to a wider customer base
   - The world's eighth largest wealth manager, with a leading European onshore franchise and attractive positions in growth markets.

The Revised Offer delivers the following additional benefits to ABN AMRO shareholders:

   - Greater value: a EUR2.9 billion (GBP2.0 billion) increase in the value of the offer
   - Greater certainty: the cash element of the consideration is already committed at a fixed price
   - Greater flexibility: those ABN AMRO shareholders who wish to vary the proportion of cash or shares they receive under the Revised Offer will be given the opportunity to do so by way of a Mix and Match facility thus providing short term investors the opportunity of receiving more cash and long term investors with the opportunity to participate to a greater extent in the prospects of the combined entity.

The management of Barclays believe that the previously announced EUR3.5 billion pre-tax synergies estimate remains conservative. It is expected that these synergies will be delivered faster than originally anticipated with the result that the pre-tax synergy total will be at least EUR725 million in 2008 and EUR2,270 million in 2009 which compares to the estimates of EUR400 million and EUR2,080 million announced on 23 April 2007. These synergy estimates do not include any of the substantial benefits which are expected to be derived from the partnership with China Development Bank.

On the basis of the conservative synergy estimates and taking into account no benefits from the collaboration with China Development Bank, the Board of Barclays expects that the proposed merger will be 5 per cent. accretive to Barclays cash earnings per share in 2010 and that the return on investment will be approximately 13 per cent. in 2010. Assuming the clawback placing is taken up in full by existing Barclays ordinary shareholders, they will own 57 per cent. of the enlarged share capital after completion of the Revised Offer.

The Merger Protocol signed by Barclays and ABN AMRO on 23 April 2007 remains in place but has been amended in order to facilitate these arrangements and to allow ABN AMRO to consider the Revised Offer whilst preserving each party's rights.

The transaction documentation for the Revised Offer will need to be filed, and where appropriate, approved by the appropriate regulators and will be published to ABN AMRO and Barclays shareholders as soon as possible. The expected date of completion remains the same as for Barclays original offer.

Share Buyback

The total proceeds from issuance of Barclays shares to Temasek and China Development Bank on 14 August 2007 will amount to EUR3.6 billion (GBP2.4 billion) and this amount is unconditionally committed. Barclays intends to minimise the dilutive effect of the issuance on its existing shareholders by commencing a share buyback programme for up to EUR3.6 billion (GBP2.4 billion). The earliest date the buyback would start is shortly after publication of Barclays interim results on 2 August 2007 and the latest is after conclusion of its offer for ABN AMRO. Further details will be announced with publication of our interim results.

Current Trading

In the first half of 2007 Barclays continued to make substantial progress on its strategic priorities and delivered record financial results. Double digit profit and earnings growth built on the exceptionally strong performance of 2006.

Barclays profit before tax increased 12 per cent. to GBP4,101 million. Earnings per share increased 14 per cent. to 41.4p and the interim dividend will increase 10 per cent. to 11.5p per share.

The full Barclays Interim Results Announcement will be published on 2 August 2007. For more information, please refer to Appendix III

John Varley, CEO of Barclays, said:

"Today's announcement represents an important new step in the continued transformation of Barclays towards our stated ambition to be one of the world's leading universal banks. Through the introduction of two highly respected shareholders, from whom we will derive support and advice, we will be able to drive our future development in the rapidly growing Asian markets. We are delighted that China Development Bank and Temasek have chosen to invest in Barclays and this reflects their confidence in our growth strategy. We have announced a restructuring of our proposed offer for ABN AMRO that represents an improved deal for both Barclays and ABN AMRO shareholders and introduces a significant element of cash and a greater opportunity to share in future value generation."

Bob Diamond, President of Barclays, said:

"Barclays Capital and Barclays Global Investors have strong long-standing relationships with China Development Bank and Temasek and approached them in May about this opportunity. Cementing these valuable relationships through their investments in Barclays will dramatically accelerate the investment banking, cash management, trade finance, private wealth and asset management franchises of Barclays and of the combined Barclays and ABN AMRO group in the region. The agreement with China Development Bank provides Barclays with unprecedented access jointly to provide financial services to the rapidly growing Chinese market and Chinese companies trading internationally. We are delighted at the opportunity of working together."

Governor Chen of China Development Bank said:

"We are delighted to make this investment, building on the current successful historical co-operation we have with Barclays. This strategic and financial collaboration is the next step in the evolution of China Development Bank into a commercially operated financial institution. The investment in Barclays represents a unique and compelling financial opportunity. Furthermore, China Development Bank supports Barclays strategy of building a leading diversified full service bank and supports Barclays management in pursuit of its global strategy. China Development Bank strongly believes that this long term investment in Barclays will be financially attractive."

Simon Israel, Executive Director of Temasek, said:

"Barclays is a very well-managed bank. We are very impressed with its board and management, specifically on their strategy, track record and focus on value creation for shareholders. We believe the Barclays board and management understand what it takes to make the merger with ABN AMRO work and deliver value."

Financial Advisers

The Board of Barclays, which has received financial advice from Barclays Capital, Citi, Credit Suisse, Deutsche Bank, JPMorgan Cazenove and Lazard (collectively, the "Barclays Advisers") considers that the terms of the Revised Offer are fair and reasonable. In providing their advice to the Board of Barclays, the Barclays Advisers have relied upon the Board's commercial assessment of the Revised Offer.

China Development Bank has received financial advice from Blackstone Advisory and Blackstone Advisory has provided a fairness opinion to China Development Bank on the terms of its investment.

1. Investment by China Development Bank

China Development Bank will invest a total of up to EUR9.8 billion (GBP6.6 billion) in the combined group and has entered into a strategic partnership with Barclays which establishes a framework for their strategic co-operation. Barclays will assist and advise China Development Bank in its evolution into a commercially operated financial institution. The two parties will jointly exploit international business opportunities, including:

   - cross-referral of clients, when the clients' needs can better be met by the other partner
   - extensive training and talent management. China Development Bank will use Barclays global presence to identify and to recruit talent outside China, and will benefit from the provision of extensive training and the regular secondment of managers from Barclays
   - collaboration in commodities products, where Barclays Capital is already established as one of the world's leading firms

In addition, China Development Bank will use Barclays Global Investors as one of its preferred asset managers. Both parties have agreed to co-operate where further opportunities to develop new markets and products in the region are identified. Barclays will provide expertise and advice in fields including risk management, corporate governance and IT strategy and procurement.

Barclays and China Development Bank have agreed that:

   - China Development Bank will invest EUR2.2 billion (GBP1.5 billion) in Barclays through an unconditional subscription of 201 million new Barclays ordinary shares, or 3.1 per cent. of Barclays existing issued share capital, at a price of GBP7.20 per share on 14 August 2007.
   - China Development Bank has agreed to invest up to a further EUR7.6 billion (GBP5.1 billion) in Barclays through a conditional investment agreement at a price of GBP7.40 per new ordinary share conditional on the merger with ABN AMRO completing.
   - EUR1.8 billion (GBP1.2 billion) of the conditional investment will be available, outside the United States, targeted to existing Barclays shareholders through a clawback placing. If this clawback placing is taken up in full, China Development Bank's resulting shareholding in the combined group would be 6.3 per cent. and in the event that none of the clawback placing is taken up the resulting shareholding would be 7.7 per cent.
   - Conditional upon the completion of the proposed merger, China
    Development Bank will subscribe for warrants in respect of 61 million new Barclays ordinary shares with an exercise price of GBP7.80 per share and an exercise period of two years. If the warrants were exercised, China Development Bank's shareholding in the combined group would rise by 0.5%
   - China Development Bank will be entitled to nominate a non-executive Director to the Barclays Board.
   - China Development Bank will be free to acquire additional shares in Barclays on the open market subject to a standstill agreement limiting its shareholding to below 10 per cent. for three years.
   - China Development Bank has agreed not to enter into a business collaboration agreement of a similar nature with another major banking institution with global operations.

This partnership will provide Barclays unprecedented access jointly to deliver financial services to the rapidly growing Chinese market. Through Barclays Capital and Barclays Global Investors, Barclays has built leading franchises across Asia. The partnership with China Development Bank will strengthen Barclays already strong Asian franchise. Particular areas of focus for Barclays include near term opportunities in Wealth and Asset Management. The merger with ABN AMRO creates even greater opportunities both for China Development Bank and the combined group, particularly as ABN AMRO brings a world class trade finance and payments platform to service Chinese businesses and has an attractive retail and wholesale franchise both in China and in countries that represent important trade partners for China.

Through its investment in Barclays and strategic partnership, China Development Bank will enhance its ability to serve Chinese corporations and institutions. China Development Bank will gain access to Barclays extensive international franchise in order to facilitate international commerce for Chinese companies. The partnership will also give China Development Bank access to the leading product expertise that Barclays has developed in its universal banking model, such as in structured products, enabling China Development Bank to leverage these skills in its domestic market. China Development Bank will have opportunities to learn best practices from Barclays in terms of customer service, product development and corporate governance. This will improve China Development Bank's understanding of global financial services.

2. Investment by Temasek

Temasek has agreed to become a major shareholder in Barclays and will invest a total of up to EUR3.6 billion (GBP2.4 billion) in the combined group. The key terms of the Temasek investment are set out below.

   - Temasek will invest EUR1.4 billion (GBP1.0 billion), or 2.1 per cent. of Barclays existing issued share capital, in Barclays through an unconditional placing of 135 million new Barclays ordinary shares at a price of GBP7.20 per share on 14 August 2007.
   - Temasek will also invest up to a further EUR2.2 billion (GBP1.5 billion) in Barclays shares at a price of GBP7.40 per share conditional on the merger completing.
   - EUR0.7 billion (GBP0.5 billion) of this subscription amount will be available through a clawback placing, outside the United States, targeted to existing Barclays shareholders. Assuming this clawback placing is taken up in full, Temasek's resulting shareholding in the combined group would be 2.4 per cent. and in the event that none of the clawback placing is taken up the resulting shareholding would be 2.9 per cent.
   - Conditional upon completion of the proposed merger, Temasek will subscribe for warrants in respect of 61 million Barclays ordinary shares with an exercise price of GBP7.80 per share and an exercise period of two years. If the warrants were exercised, Temasek's shareholding would rise by 0.5%.
   - Temasek will be entitled to nominate a non-executive Director to the Barclays Board if the merger becomes unconditional.

The investment by Temasek in Barclays is consistent with its strategy of creating successful partnerships through long-term investments. Temasek believes that, in addition to Barclays current growth prospects, the proposed merger with ABN AMRO will create value enhancing growth opportunities. Temasek will be able to bring its deep rooted knowledge and expertise in the Asian market to the Board of Barclays. Temasek is widely recognised as one of the world's most successful international equity investors. Temasek also has extensive experience investing in the financial services sector and currently owns significant investments in 14 banks.

3. Clawback Placing

Of the Barclays shares which China Development Bank and Temasek have conditionally agreed to acquire, up to 230 million shares are today being offered, by way of a clawback placing, targeted at certain Barclays shareholders outside of the United States (to be determined in Barclays sole discretion) at a price of GBP7.40 per share. To the extent that the clawback placing is not taken up, these shares will be subscribed by China Development Bank and Temasek. The shares subject to the clawback placing will only be issued following and conditional upon the Revised Offer being declared unconditional.

4. Terms of the Revised Offer

Under the terms of the Revised Offer, ABN AMRO ordinary shareholders will be entitled to receive:

    - 2.13 New Barclays Shares and EUR13.15 in cash for every 1 ABN AMRO ordinary share

    -  0.5325 New Barclays ADSs and $18.19 in cash for every 1 ABN AMRO ADS

ABN AMRO ordinary shareholders and ABN AMRO ADS holders may elect under the terms of the Revised Offer, subject to availability, to vary the proportions in which they receive New Barclays Shares and cash in respect of their holdings of ABN AMRO ordinary shares. The total number of New Barclays Shares to be issued and the maximum aggregate amount of cash to be paid under the Revised Offer will not be varied as a result of elections under the Mix and Match Facility. Accordingly, satisfaction of elections made by ABN AMRO ordinary shareholders and ABN AMRO ADS holders under the Mix and Match Facility will depend on the extent to which other ABN AMRO ordinary shareholders and ABN AMRO ADS holders make offsetting elections. Satisfaction of elections under the Mix and Match Facility will be effected on the basis of GBP8.00 in cash for each New Barclays Share (and vice versa). To the extent that elections cannot be satisfied in full, they will be scaled down pro rata. As a result, ABN AMRO ordinary shareholders and ABN AMRO ADS holders who make an election under the Mix and Match Facility will not necessarily know the exact number of New Barclays Shares or the amount of cash they will receive until settlement of the consideration under the Revised Offer.

If ABN AMRO ordinary shareholders make no such election, they will receive EUR13.15 in cash and 2.13 New Barclays Shares in respect of each ordinary ABN AMRO share tendered. If ABN AMRO ADS holders make no such election, they will receive $18.19 in cash and 0.5325 New Barclays ADSs in respect of each ABN AMRO ADS tendered. Further details on the Mix and Match facility will be included in the Revised Offer documentation.

The record date for the Barclays interim dividend for the 2007 financial year is 17 August 2007, which will be before the closing date of the Revised Offer. Accordingly, assuming the merger is effective before the record date for the Barclays final dividend for 2007, which is expected to be in early March 2008, the first dividend payable to holders of the Barclays Ordinary Shares issued to ABN AMRO shareholders under the Revised Offer is likely to be the Barclays final dividend for 2007. ABN AMRO ordinary shareholders will be entitled to receive the ABN AMRO interim dividend for the 2007 financial year.

The total consideration payable under the Revised Offer equates to EUR67.5 billion (GBP45.4 billion) and the implied value per ABN AMRO ordinary share represents a price to 2006 reported earnings multiple of 14.3 times and a price to 2006 book multiple of 2.8 times.

Barclays intends to make an offer for all the depositary receipts which represent the ABN AMRO convertible financing preference shares. Barclays currently intends to offer holders cash and is also considering offering an alternative instrument which will potentially enable those holders who currently enjoy a participation exemption to continue to do so. The terms of the proposal for the formerly convertible preference shares remain unchanged at EUR27.65 per share in cash.

5. Financing of the Revised Offer

Barclays will finance the EUR24.8 billion (GBP16.7 billion) cash component of the Revised Offer from the following sources:

LASALLE SALE PROCEEDS

EUR12 billion (GBP8.1 billion) of capital released from the sale of LaSalle to Bank of America and previously intended to be returned to shareholders post closing of the transaction will be used to fund part of the cash consideration.

CHINA DEVELOPMENT BANK AND TEMASEK CONDITIONAL INVESTMENT

EUR9.8bn (GBP6.6 billion) of cash consideration is funded by the proposed investments of Temasek and China Development Bank. Of that amount, EUR2.5 billion (GBP1.7 billion) is subject to the clawback placing described above.

AVAILABLE CASH RESOURCES

Barclays will fund EUR3 billion (GBP2 billion) of the consideration from available cash resources.

6. Financial effects of the Revised Offer

Based on the terms of the Revised Offer ABN AMRO shareholders will benefit from significant accretion in cash earnings per share and dividend income on completion of the Revised Offer.

On the basis of the conservative synergy estimates and taking into account no benefits from the collaboration with China Development Bank, the Board of Barclays expect that the proposed merger will be 5 per cent. accretive to Barclays cash earnings per share in 2010 and that the return on investment will be approximately 13 per cent. in 2010.

Under the terms of the Revised Offer, assuming full takeup of the clawback placing by existing Barclays ordinary shareholders, they will own approximately 57 per cent. of the issued ordinary share capital of the combined group, compared with 52 per cent. under the terms of the offer announced on 23 April 2007; existing ABN AMRO ordinary shareholders would own approximately 35 per cent. In addition, Temasek would own 2 per cent. and China Development Bank 6 per cent. These figures assume all of the ABN AMRO ordinary shares and ADSs currently in issue are tendered under the Revised Offer and are all taken up in the clawback placing.

The pro forma Tier 1 ratio of the combined group will be 7.5 per cent. on closing and the Core Equity Tier 1 ratio 5 per cent.. The combined group will seek to maintain the Tier 1 ratio at 7.5 per cent. and rebuild the Core Equity Tier 1 ratio to 5.25 per cent. by the end of 2009 from the retention of cash flow from earnings.

The EUR3.6 billion (GBP2.4 billion) proceeds of the unconditional investments by China Development Bank and Temasek will be used to fund the share buyback.

7. Conditions and Indicative Timetable

The launch of the Revised Offer is conditional on the same pre-conditions as set out in our announcement of 23 April with the addition of a further pre-condition requiring ABN AMRO to confirm to us that they will continue their recommendation no later than 30 July or such later date as Barclays may agree. This additional condition is for the sole benefit of Barclays. Barclays reserves the right to extend the date for satisfaction of this pre-condition or waive the pre-condition in the event that it is not satisfied.

As announced on 19 July, the AFM has agreed that an announcement on the formal offer documentation being available can be made on or before 6 August 2007.

The conditions to the Revised Offer remain consistent with those detailed in our announcement of 23 April 2007 with limited additions regarding regulatory consents to the investments by Temasek and China Development Bank and a consent from De Nederlandsche Bank ("DNB") relating to a dividend by ABN AMRO to Barclays of the LaSalle proceeds to finance part of the cash component of the Revised Offer and provisions to deal with the competitive situation which has now developed.

Barclays has made all of the relevant regulatory filings globally which are now due where a consent or notification is required in respect of the Revised Offer. Some approvals have already been received (including from the FSA in respect of a change in control of ABN AMRO's UK subsidiaries) and it is expected that substantially all remaining approvals will be received by the end of August.

The DNB is currently assessing Barclays application for a declaration of no objection ("DNO") in connection with the Revised Offer. Barclays made the application to the DNB on 14 May 2007, is co-operating fully in this process and expects to receive the DNO by mid-August.

Until all approvals have been received, Barclays and ABN AMRO will continue to communicate and to work with the appropriate regulatory authorities to ensure that all approvals are received in good time for the anticipated closing.

Barclays has made pre-completion competition/antitrust filings in all 12 applicable jurisdictions and has currently received the majority of the pre-completion approvals.

ABN AMRO and Barclays will seek to obtain all necessary regulatory and competition approvals and clearances and will complete all requisite employee consultation and information processes as soon as reasonably possible with a view to receiving the required regulatory, competition and other consents or approvals for the Revised Offer. Following consultation on the proposed merger with Barclays and ABN AMRO, ABN AMRO's Dutch Central Works Council and its European Staff Council have issued a positive advice and an opinion respectively in relation to the proposed merger on 20 July 2007.

Indicative timetable

August 2007             Publication of Revised Offer documentation, Prospectus
                        and Barclays circular to shareholders

September 2007          Extraordinary General Meeting of Barclays shareholders
                        to approve the Revised Offer

End September 2007      Closing date of the Revised Offer

The indicative timetable is included for illustrative purposes only and may be subject to change.

8. Advisors

Barclays Capital, Citigroup Global Markets Limited, Credit Suisse Securities (Europe) Limited, Deutsche Bank AG, London Branch, JPMorgan Cazenove Limited and Lazard & Co., Limited are acting as financial advisers for Barclays. Clifford Chance LLP and Sullivan and Cromwell LLP are acting as legal advisers to Barclays.

Blackstone Advisory is acting as financial adviser to China Development Bank.

Analyst, Investor and Press Information

ANALYSTS AND INVESTORS

A meeting for analysts and institutional investors will be hosted by John Varley, Barclays Group Chief Executive. The details of the meeting are as follows:

Venue: 1 Churchill Place, Canary Wharf, London E14 5HP. The nearest station is Canary Wharf, Docklands Light Railway and Jubilee Line

Date & Time: Monday 23 July 9.30am - 11.00am (BST) (10.30am - 12.00pm (CET). Registration will commence at 9.00am (BST) and coffee will be served.

Please note as seating is limited, it may be necessary to restrict the number of attendees from each institution.

If you are unable to attend the meeting in person, you can listen through any of the following options:

a live webcast of the event is available at www.investorrelations.barclays.com a live conference call by dialling 0845 401 9092 (UK) or +44 (0) 20 3023 4419 (Overseas) and quoting 'Barclays Announcement'.

A replay of the conference call will be available by dialling 020 8196 1998
(UK), or +44 (0) 20 8196 1998 (Overseas) and entering the access code: 585734#.

PRESS

Barclays today will hold a press conference for members of the media in London. The press conference will be hosted by John Varley, Barclays Group Chief Executive. The details of the press conference are as follows:

Venue: 1 Churchill Place, Canary Wharf, London E14 5HP. The nearest station is Canary Wharf, Docklands Light Railway and Jubilee Line

Date & Time: Monday 23 July 11.45am (BST) (12.45pm CET).

The press conference can also be accessed via a live conference call by dialling 0845 401 9093 (UK) or +44 (0)20 3023 4420 (overseas) and quoting 'Barclays
Announcement'.

The slides will be able to view www.incommuk.com/customers/barclaysevent. PIN number: 956503

There will be a separate conference call for Newswires:

Time: 07.30am (BST) / 08.30am (CET)

The dial-in details are as follows and those participating will need to ask for the Barclays Announcement.

UK:              0845 401 9091
Overseas:        +44 (0) 20 3023 4418

The conference calls will be recorded and available for 4 weeks. Replay access details are shown below:

UK:              020 8196 1998
Overseas:        +44 (0) 20 8196 1998

Newswires conference call replay PIN number: 426323#
UK Press Conference replay PIN number: 956503#

Enquiries:

Barclays

ANALYSTS AND INVESTORS

Mark Merson                                        +44 (0) 20 7116 5752
James S Johnson                                    +44 (0) 20 7116 2927

MEDIA

Stephen Whitehead                                  +44 (0) 20 7116 6060
Alistair Smith                                     +44 (0) 20 7116 6132

China Development Bank (Blackstone)
John Studzinski                                    +44 (0) 20 7451 4053
Global Head of Corporate Advisory Services         +44 (0) 7770 811 955

Sophia Harrison                                    +44 (0) 20 7451 4295
Vice President European Corporate Communications   +44 (0) 7900 162 417

Temasek
Lim Siow Joo                                       +65 6828 6503
Corporate Affairs

This announcement is a public announcement as defined in section 9b paragraph 1 of the Dutch Securities Markets Supervision Decree (Besluit toezicht effectenverkeer 1995).


About Barclays
Barclays is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services with an extensive international presence in Europe, the USA, Africa and Asia. It is one of the largest financial services companies in the world by market capitalisation. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs 123,000 people. Barclays moves, lends, invests and protects money for over 27 million customers and clients worldwide. For further information about Barclays, please visit our website www.barclays.com.

About ABN AMRO
ABN AMRO is a prominent international bank with a clear focus on consumer and commercial clients in our local markets and focus globally on select multinational corporations and financial institutions, as well as private clients. ABN AMRO ranks eighth in Europe and 13th in the world based on total assets, with more than 4,500 branches in 53 countries, a staff of more than 105,000 full-time equivalents and total assets of EUR 987 billion (as at 31 December 2006). Pro forma 2006 attributable profits from continuing operations excluding LaSalle were EUR3,228million. Pro forma total assets excluding LaSalle were EUR901billion (as at 31 December 2006). Further information about ABN AMRO can be found on its website, www.abnamro.com

About Temasek
Temasek Holdings is an investment house, anchored in Asia and headquartered in Singapore. It manages a diversified S$129 billion (US$80 billion) portfolio, concentrated principally in Singapore, Asia and the OECD economies. The Temasek portfolio spans various industries including telecommunications & media, financial services, real estate, transportation & logistics, energy & resources, infrastructure, engineering & technology, consumer & lifestyle as well as bioscience & healthcare. Temasek's total shareholder return since inception in 1974 has been 18 per cent. compounded annually. It has a corporate credit rating of AAA/Aaa by rating agencies Standard & Poor's and Moody's respectively. For further information on Temasek please visit www.temasekholdings.com.sg

About China Development Bank
China Development Bank was founded in 1994, and reports directly to the State Council of China. China Development Bank specializes in financing infrastructure developments, core industries, high technology industries and key national projects. It also actively explores cooperative opportunities internationally. China Development Bank had total assets of RMB 2,314 billion (approximately GBP150 billion) at the year end of 2006.

In early 2007, the Chinese government announced that China Development Bank will transform into a commercially operated financial institution focusing on medium to long term businesses. For further information on China Development Bank please visit www.cdb.com.cn/english

Other information

Future SEC Filings : Important Information
In connection with the proposed business combination transaction between ABN AMRO and Barclays, Barclays has filed with the U.S. Securities and Exchange Commission ("SEC") a Registration Statement on Form F-4 ("Form F-4"), which includes a preliminary version of the Barclays offer document/prospectus. The Form F-4 has not yet become effective. Barclays expects that it will also file with the SEC a Statement on Schedule TO and other relevant materials. In addition, ABN AMRO expects that it will file with the SEC a Recommendation Statement on Schedule 14D-9 and other relevant materials. Following the Form F-4 being declared effective by the SEC, Barclays intends to mail the final offer document/prospectus to holders of ABN AMRO ordinary shares located in the United States and Canada and to holders of ABN AMRO ADSs wherever located.

Such final offer document/prospectus, however, is not currently available. INVESTORS ARE URGED TO READ THE FINAL OFFER DOCUMENT/PROSPECTUS AND ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain a free copy of the Form F-4, the final offer document/prospectus and other filings without charge, at the SEC's website (www.sec.gov) if and when such documents are filed with the SEC. Copies of such documents may also be obtained from ABN AMRO and Barclays without charge, if and when they are filed with the SEC.

Forward Looking Statements
This document contains certain forward-looking statements with respect to certain of Barclays plans and their current goals and expectations relating to their future financial condition and performance and which involve a number of risks and uncertainties. Barclays caution readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as 'aim', 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the consummation of the business combination between ABN AMRO and Barclays within the expected timeframe and on the expected terms (if at all), the benefits of the business combination transaction involving ABN AMRO and Barclays, including the achievement of synergy targets, ABN AMRO's and Barclays future financial position, income growth, impairment charges, business strategy, projected costs and estimates of capital expenditure and revenue benefits, projected levels of growth in the banking and financial markets, the combined group's future financial and operating results, future financial position, projected costs and estimates of capital expenditures, and plans and objectives for future operations of ABN AMRO, Barclays and the combined group and other statements that are not historical fact. Additional risks and factors are identified in ABN AMRO and Barclays filings with the SEC including ABN AMRO and Barclays Annual Reports on Form 20-F for the fiscal year ending December 31, 2006, which are available on ABN AMRO's website at www.abnamro.com and Barclays website at www.barclays.com respectively, and on the SEC's website at www.sec.gov.

Any forward-looking statements made by or on behalf of ABN AMRO and Barclays speak only as of the date they are made. ABN AMRO and Barclays do not undertake to update forward-looking statements to reflect any changes in expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that ABN AMRO and Barclays have made or may make in documents they have filed or may file with the SEC.

Nothing in this announcement is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per ABN AMRO or Barclays share for the current or future financial years, or those of the combined group, will necessarily match or exceed the historical published earnings per ABN AMRO or Barclays share.

This document shall not constitute an offer to buy sell or issue or the solicitation of an offer to buy, sell or issue any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

This announcement has been issued by and is the sole responsibility of Barclays. No representation or warranty express or implied, is or will be made as to, or in relation to, and no responsibility or liability is or will be accepted by the Bookrunners or by any of their respective affiliates or agents as to or in relation to, the accuracy or completeness of this announcement or any other written or oral information made available to or publicly available to any interested party or its advisers, and any liability therefore is expressly disclaimed.

The distribution of this announcement, the offering of the new Barclays ordinary shares pursuant to the placing and the availability of the Revised Offer to persons not resident in the United States, the Netherlands and the United Kingdom may be affected by the laws of the relevant jurisdictions (the "Restricted Jurisdictions"). No action has been taken by Barclays or the Bookrunners that would permit an offering of such shares or possession or distribution of this announcement or any other offering or publicity material relating to such shares in any jurisdiction where action for that purpose is required. Persons into whose possession this announcement comes are required by Barclays and the Bookrunners to inform themselves about, and to observe, any applicable requirements.

The Revised Offer will not be made, directly or indirectly, in any Restricted Jurisdiction unless by means of lawful prior registration or qualification under the applicable laws of the Restricted Jurisdiction, or under an exemption from such requirements. Accordingly, copies of this announcement, including the appendices, are not being, and must not be, mailed or otherwise distributed or sent in, into or from such Restricted Jurisdiction into which the same would be unlawful. Persons receiving this announcement (including, without limitation, custodians, nominees and trustees) must not distribute, mail or send it in, into or from any Restricted Jurisdiction, and so doing may render any purported acceptance of the Revised Offer invalid.

The New Barclays Shares to be issued pursuant to the Revised Offer have not been, and will not be, admitted to trading on any stock exchange other than the London Stock Exchange, Euronext Amsterdam, the New York Stock Exchange and the Tokyo Stock Exchange.

Barclays Capital, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting as joint financial adviser to Barclays Bank PLC and Barclays PLC and is acting for no-one else in connection with the Revised Offer, and will not be responsible to anyone other than Barclays Bank PLC and Barclays PLC for providing the protections afforded to customers of Barclays Capital nor for providing advice to any other person in relation to the Revised Offer.

Citigroup Global Markets Limited ("Citi"), which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting as joint financial adviser to Barclays Bank PLC and Barclays PLC and is acting for no-one else in connection with the Revised Offer, and will not be responsible to anyone other than Barclays Bank PLC and Barclays PLC for providing the protections afforded to customers of Citi nor for providing advice to any other person in relation to the Revised Offer.

Credit Suisse Securities (Europe) Limited ("Credit Suisse"), which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting as joint financial adviser, joint sponsor and joint corporate broker to Barclays Bank PLC and Barclays PLC and is acting for no-one else in connection with the Revised Offer, and will not be responsible to anyone other than Barclays Bank PLC and Barclays PLC for providing the protections afforded to customers of Credit Suisse nor for providing advice to any other person in relation to the Revised Offer.

Deutsche Bank AG ("Deutsche Bank"), which is authorised under German Banking Law (competent authority: BaFin - Federal Financial Supervising Authority) and with respect to UK commodity derivatives business by the Financial Services Authority; regulated by the Financial Services Authority for the conduct of UK business. Deutsche Bank is acting as joint financial adviser to Barclays Bank PLC and Barclays PLC and is acting for no-one else in connection with the Revised Offer, and will not be responsible to anyone other than Barclays Bank PLC and Barclays PLC for providing the protections afforded to customers of Deutsche Bank nor for providing advice to any other person in relation to the Revised Offer.

JPMorgan Cazenove Limited ("JPMorgan Cazenove"), which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting as joint financial adviser, joint sponsor and joint corporate broker to Barclays Bank PLC and Barclays PLC and is acting for no-one else in connection with the Revised Offer, and will not be responsible to anyone other than Barclays Bank PLC and Barclays PLC for providing the protections afforded to customers of JPMorgan Cazenove nor for providing advice to any other person in relation to the Revised Offer.

Lazard & Co., Limited, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting as joint financial adviser to Barclays Bank PLC and Barclays PLC and is acting for no-one else in connection with the Revised Offer, and will not be responsible to anyone other than Barclays Bank PLC and Barclays PLC for providing the protections afforded to customers of Lazard nor for providing advice to any other person in relation to the Revised Offer.

The Blackstone Group LP, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting for China Development Bank and no-one else in connection with the arrangements described in this document and will not be responsible to anyone other than China Development Bank for providing the protections afforded to customers of The Blackstone Group LP nor for providing advice to any other person in relation to such matters.


                                   APPENDIX I

                        Sources and Bases of Information

Unless otherwise stated or outlined below, the sources and bases of information in this announcement remain as set out in ABN AMRO and Barclays announcement of merger terms on 23 April 2007.

1.  The values placed on the entire issued ordinary share capital of ABN
AMRO by the Revised Offer and the proportion of the combined group which will be owned by ABN AMRO ordinary shareholders and Barclays ordinary shareholders are based on 1,889,108,963 ABN AMRO fully diluted ordinary shares in issue as at 16 July 2007 and 6,545,328,537 Barclays ordinary shares in issue as at 16 July 2007.

2. Unless otherwise stated, the exchange rates used in this announcement are EUR1.4856:GBP1.00 and $1.3835:EUR1.00 as published in the Financial Times on 21 July 2007.

3. The percentage holdings of Barclays and combined group issued ordinary share capital include the effect of the share buy-back and percentage holdings of combined group issued ordinary share capital also assume 97.5% acceptances of the Revised Offer.

4. The value of the Revised Offer is based on the middle market price of Barclays ordinary shares of GBP7.135 at the close of business on 20 July 2007.

5. Nothing in this announcement including the statement in relation to Barclays earnings enhancement and return on investment is intended nor should be interpreted to mean that future cash earnings per share of Barclays or ABN AMRO for current or future financial years, or those of the combined group will necessarily match or exceed its historical published cash earnings per share


                                  APPENDIX II

Details of Subscription Arrangements with Temasek and China Development Bank and the Clawback Placing

China Development Bank

Barclays and China Development Bank have today entered into two agreements in relation to China Development Bank's proposed investments in Barclays, in addition to the warrants and the strategic partnership agreement.

Under the China Development Bank Subscription Agreement, China Development Bank has agreed to subscribe for 201 million new Barclays ordinary shares on 14 August 2007 at a price of GBP7.20 per share. This subscription is not conditional on the outcome of the Revised Offer for ABN AMRO.

Pursuant to the Conditional Investment Agreement (the "CIA"), China Development Bank will pay to Barclays on behalf of accepting ABN AMRO ordinary shareholders a portion of the cash consideration due to them under the Revised Offer, and in consideration thereof Barclays will allot and issue new Barclays ordinary shares to China Development Bank on the basis of a price of GBP7.40 per share. The cash payments to accepting ABN AMRO ordinary shareholders will be distributed on the settlement date(s) by Barclays together with the balance of the cash consideration and the share consideration due to them. These arrangements are part of, and are therefore conditional upon, the Revised Offer. The maximum number of new Barclays ordinary shares which China Development Bank could acquire pursuant to these arrangements is 693 million, although 166 million of these shares are subject to a clawback placing.

Shortly following the Revised Offer being declared unconditional, China Development Bank will subscribe for a maximum of 693 million new Barclays ordinary shares, less any shares taken up under the clawback placing; in the unlikely event that such number of shares would breach any regulatory approval threshold in any jurisdiction where clearance had not been obtained, the number of shares acquired by China Development Bank under these arrangements would be reduced to the maximum number which would avoid breaching such threshold. In those circumstances, shortly before any subsequent settlement date(s) during or following any post acceptance period, China Development Bank would subscribe for additional new Barclays ordinary shares to take it to the lower of the desired number of 693 million shares or such number of shares which would allow China Development Bank to remain just below any relevant regulatory threshold on the basis of the further enlarged Barclays share capital at that time.

China Development Bank will at the same time as subscribing for these new Barclays ordinary shares make the cash payments described above in part settlement of the cash consideration due to them from Barclays. The maximum aggregate amount which may be paid by China Development Bank pursuant to these arrangements will be the product of GBP7.40 and the number of new Barclays ordinary shares subscribed by China Development Bank under the CIA.

The consideration for the allotment of the new Barclays ordinary shares to China Development Bank under the CIA shall be the transfer to Barclays by tendering ABN AMRO ordinary shareholders of the appropriate portion of their shares, and the agreement by China Development Bank (or relevant placees under the clawback placing arrangements described below) to make the cash payments as described above.

Temasek

Under the Temasek Subscription Agreement, Temasek has agreed to subscribe for 135 million New Barclays ordinary shares on 14 August 2007 at a price of GBP7.20 per share. This subscription is not conditional on the outcome of the Revised Offer for ABN AMRO.

Subject to and shortly following the Revised Offer being declared unconditional, Temasek will subscribe for a further 196 million New Barclays ordinary shares at a price of GBP7.40 per share. Of these shares, 64 million are subject to a clawback placing.

The Temasek subscriptions are to be effected by way of a cashbox placing.

Clawback Placing

Of the Barclays shares which China Development Bank and Temasek have conditionally agreed to subscribe, up to 230 million shares (having an aggregate subscription price of up to GBP1.7 billion) are to be made available, by way of a clawback placing, targeted at existing Barclays shareholders outside of the United States (determined in Barclays sole discretion) at a price of GBP7.40 per share. 166 million of such shares are from China Development Bank's conditional allocation and 64 million from Temasek's conditional allocation.

In the event that not all of the clawback placing shares are taken up, those that are will be deemed to come out of the conditional allocations of China Development Bank and Temasek in a ratio of 2.579 to 1, and the balance will revert to China Development Bank and Temasek to be subscribed under the conditional arrangements described above.

The shares offered by way of the clawback placing will only be issued following, and conditional upon, the Revised Offer being declared unconditional.

This announcement does not constitute an offer to sell or issue or the solicitation of an offer to buy or acquire Barclays shares to be issued in the clawback placing in the United States, Canada, Australia or Japan or any jurisdiction in which such an offer or solicitation is unlawful. These shares have not been and will not be registered under the United States Securities Act of 1933, as amended ("Securities Act") and may not be offered, sold or transferred within the United States except pursuant to an exemption from, or as part of a transaction not subject to, the registration requirements of the Securities Act. The Barclays shares to be used in the clawback placing are being offered and sold outside the United States only and in accordance with Regulation S under the Securities Act.


                                  APPENDIX III

                                  BARCLAYS PLC

       TRADING STATEMENT FOR THE SIX MONTHS TO 30TH JUNE 2007 (UNAUDITED)


Group Results                                    Half-year ended
                                      30.06.07       30.06.06       % Change
                                          GBPm          GBPm
Total income net of insurance
claims                                  11,902         10,969            9

Impairment charges                        (959)        (1,057)          (9)

Operating expenses                      (6,847)        (6,269)           9

Profit before tax                        4,101          3,673           12

                                             p              p

Earnings per share                        41.4           36.3           14

Dividend per share                        11.5           10.5           10

Profit before tax by business (1)         GBPm           GBPm       % Change
UK Banking                               1,363          1,253            9
UK Retail Banking                          651            600            9
UK Business Banking                        712            653            9
Barclaycard                                272            326          (17)
International Retail and Commercial
Banking                                    452            512          (12)
Barclays Capital                         1,660          1,246           33
Barclays Global Investors                  388            364            7
Barclays Wealth                            173            129           34


(1)    Summary excludes Head Office functions and other operations.

Group Summary

In the first half of 2007, Barclays continued to make substantial progress on its strategic priorities, further diversifying the profit base and delivering record financial results. Profits and earnings grew at a double digit rate relative to the very strong performance recorded in the first half of 2006.

Profit before tax increased 12 per cent. to GBP4,101 million (2006: GBP3,673 million). This was achieved despite significant adverse currency movements against Sterling. Earnings per share rose 14 per cent. to 41.4p (2006: 36.3p). Profit grew at a rate higher than the rate of growth of both daily value at risk and risk weighted assets.

Group income rose 9 per cent. to GBP11,902 million (2006: GBP10,969 million). Income growth, which was led by a particularly strong performance in Barclays Capital, was broadly based by business and by geography.

Group operating expenses increased 9 per cent. to GBP6,847 million (2006:
GBP6,269 million). We continued to invest in future business growth, with increased headcount in Barclays Capital, Barclays Global Investors and Absa, and significant growth in the branch network in International Commercial and Retail Banking outside the United Kingdom. Operating expenses included gains on the sale of properties at GBP147 million (2006: GBP238 million) largely in UK Retail Banking, which were substantially reinvested in the business.

Group impairment charges improved 9 per cent. to GBP959 million (2006:
GBP1,057 million). The improvement reflected reduced flows into delinquency and lower arrears balances in the UK cards and consumer loans business. The number of UK personal customers missing a payment continued to fall. UK mortgage impairment charges remained negligible. Impairment levels in the wholesale sector continued to be stable, with low levels of defaults. The 2006 impairment charge included GBP83 million on available for sale assets.

Business performance

In UK Retail Banking, good income growth (partially offset by settlements on overdraft fees), coupled with well controlled costs and improved impairment, drove profit growth of 9 per cent.

UK Business Banking profit rose 9 per cent.. This was mainly attributable to strong growth in fees and well controlled costs.

We are on track to deliver a further two percentage point improvement in the cost:income ratio of UK Banking during 2007, adding to the six percentage point improvement achieved during 2005 and 2006.

Headline profit of Barclaycard declined 17 per cent. More than all of the headline profit decline was due to the impact of property gains in the first half of 2006 and a loss on the disposal of Monument during the first half of 2007. Profit more than doubled relative to the second half of 2006 as a consequence of the reduction in impairment charges.

In International Retail and Commercial Banking - excluding Absa, the first half of 2006 included the gain on the sale of a property together with the contribution of our former associate FirstCaribbean International Bank. Adjusted for these, International Retail and Commercial Banking - excluding Absa generated strong profit growth in the first half of 2007, driven by significant increases in business volumes.

Absa Group Limited announced very strong profit growth in Rand terms, but the 20 per cent. depreciation of the Rand versus Sterling caused period on period profit of International Retail and Commercial Banking - Absa to be broadly steady.

Barclays Capital delivered record results, with its two best quarters ever. Profit rose 33 per cent. This was due to a very strong income performance driven by continued strong growth across asset classes and regions, in particular across the structured credit and credit derivatives, equities and commodities platforms, underpinned by the strength of the client franchise and its focus on delivering risk management and financing solutions.

In Barclays Global Investors profit rose 7 per cent. in sterling, while both income and profit were up substantially more in Dollars. This reflected the continued strength of the franchise and significant new flows and revenues into its suite of exchange traded funds, alternative asset classes and quantitative active strategies.

The profit of Barclays Wealth rose 34 per cent. This reflected strong income growth from increased client funds and transaction volumes partially offset by continued investment in the business.

Dividends on ordinary shares

The Board has decided to pay, on 1 October 2007, an interim dividend for the year ended 31 December 2007 of 11.5p per ordinary share for shares registered in the books of the Company at the close of business on 17 August 2007. The ex-dividend date is 15 August 2007. Shareholders who have their dividends paid direct to their bank or building society account will receive a consolidated tax voucher detailing the dividends paid in the 2006-2007 UK tax year in mid-October 2007.

For qualifying US and Canadian resident ADR holders, the interim dividend of 11.5p per ordinary share becomes 46p per ADS (representing four shares). The ADR depositary will mail the dividend on 1 October 2007 to ADR holders on the record on 17 August 2007.

For qualifying Japanese shareholders, the final dividend of 11.5p per ordinary share will be distributed in mid-October to shareholders on the record on 17 August 2007.

Shareholders may have their dividends reinvested in Barclays PLC shares by participating in the Barclays Dividend Reinvestment Plan ("The Plan"). The Plan is available to all shareholders, including members of Barclays Sharestore, provided that they neither live in nor are subject to the jurisdiction of any country where their participation in the Plan would require Barclays or the Plan Administrator to take action to comply with local government or regulatory procedures or any similar formalities. Any shareholder wishing to obtain details and a form to join the Plan should contact the Plan Administrator by writing to: the Plan Administrator to Barclays, Share Dividend Team, The Causeway, Worthing, West Sussex, BN99 6DA or by telephoning 0870 609 4535. The completed form should be returned to the Plan Administrator on or before 7th September 2007 for it to be effective in time for the payment of the interim dividend on 1 October 2007. Shareholders who are already in the Plan need take no further action unless they wish to change their instructions, in which case they should write to the Plan Administrator.